FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Unveils the BlackBerry Classic in White	3.

Document 1

NEWS RELEASE

APRIL 27, 2015
FOR IMMEDIATE RELEASE

BlackBerry Unveils the BlackBerry Classic in White

New Color Offers Greater Choice to Productive Mobile Professionals Looking for a Familiar QWERTY Design Merged with the Security and Speed of BlackBerry 10

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced a white color version of the BlackBerry® Classic™ smartphone. The no-nonsense smartphone is built to meet the needs of productive people who appreciate the speed and accuracy that can be found with a physical QWERTY keyboard. The white colored BlackBerry Classic is available this week in Indonesia through authorized distributors, and in Hong Kong through carrier partners csl, 3 Hong Kong and SmarTone, and authorized distributors Broadway Photo Supply Ltd, Fortress, Hong Kong Suning, Chung Yuen Electrical Co., Ltd and Nuance-Watson (HK) Ltd. This new color option will continue to roll out over the next few weeks online and in carrier retail stores across select countries in Asia, Europe and the Middle East.

Ron Louks, President, Devices and Emerging Solutions at BlackBerry, said: “The introduction of the BlackBerry Classic in white offers yet another color choice to users who desire a stylish smartphone, yet understand the need for a mobile business tool that keeps them productive and securely manages their information.”

Unveiled in December 2014, BlackBerry Classic upgrades the BlackBerry® Bold 9900 experience with:

•	Three times faster browser

•	60 percent more screen space

•	50 percent longer battery life

•	Greater variety of applications through BlackBerry® World® storefront and the Amazon Appstore
Top features of the BlackBerry Classic that drive productivity, communications and collaboration include:

•	BlackBerry® Keyboard & Trackpad - The QWERTY keyboard has stood the test of time as the iconic BlackBerry feature that users know and trust. Crafted for optimal speed and accuracy, the BlackBerry

Classic’s QWERTY keyboard gives users the control and confidence to communicate quickly and clearly using one hand with a trackpad and classic navigation keys.

•
BlackBerry® Browser - The BlackBerry 10 web browser is amazingly fast and astoundingly beautiful. That’s why HTML5TEST.com rates it amongst the top mobile browsers for web fidelity.* Access your favorite online content as it was meant to be seen, faster than ever before and with unlimited browser tabs.

•
Screen & Battery - The BlackBerry Classic offers a form factor optimized for power communicators with a 3.5-inch touch screen display, 294 dpi HD resolution and Corning® Gorilla® Glass 3 for greater durability. The BlackBerry Classic also offers a large battery capacity and state-of-the-art battery optimization software. With up to 22 hours of battery power, you can be confident that BlackBerry Classic will be ready to deliver results when you need it.**

•
Premium Design, Built to Last - The BlackBerry Classic is purpose built and built to last - from the outer frame which is cut from a solid block of stainless steel, to the textured back for better grip. The BlackBerry Classic also includes premium components, including a 1.5 GHz Qualcomm Snapdragon Processor, 2GB RAM, 16GB of device storage (expandable by up to 128GB via uSD), and a 2MP front- and 8MP rear-facing camera with enhanced optics and upgraded imaging sensors.

•
BlackBerry® 10 OS 10.3.1 - The BlackBerry Classic comes preloaded with the BlackBerry 10.3.1 operating system, offering a fresh look that incorporates updated icons and an instant action bar so that each user’s most commonly accessed functions are in the center of their screen. With this new operating system, users gain access to powerful features, including:

◦
BlackBerry® Blend - BlackBerry Blend brings messaging and content that is on your BlackBerry smartphone to your computer and tablet. Get instant message notifications, read and respond to your work and personal email, BBM™ and text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry.

◦
BlackBerry® Assistant - The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. It’s the only smartphone assistant on the market today that can access both personal and work content in your work perimeter. BlackBerry Assistant intelligently determines how to respond to you based on how you interact with it - if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

◦	Dual app storefronts preloaded for access to a huge selection of apps for work and play:

•
BlackBerry World - BlackBerry World offers essential business and productivity apps for professionals looking to drive efficient communications and collaboration including Box, Evernote, Cisco WebEx Meetings and Documents to Go.

•
Amazon Appstore - Preloaded on BlackBerry Classic, discover and download popular Android apps and games through the Amazon Appstore including Candy Crush Saga, Pinterest, SoundCloud, Kindle and Amazon Shopping.

◦
BlackBerry® Hub - The one place to manage all your conversations - email, texts, BBM, phone calls, social media and more. You can even glance at what’s next in your calendar. It’s always available with a single swipe to help you stay organized, in control and on top of all your conversations.

BlackBerry Classic is built on BlackBerry’s renowned secure operating system, with built-in protection against viruses, tampering and data leaks. The BlackBerry Classic is private by default, protecting users with encrypted email, web browsing and BBM.

Availability
The BlackBerry Classic is now available in black through global carriers and online through ShopBlackBerry.com and Amazon.com. The white variant will begin rolling out this week in Hong Kong through authorized distributors, and the United Kingdom through ShopBlackBerry.com and Amazon.com. Additional country rollouts will follow in the coming weeks, including Italy, Vietnam, Indonesia, the United Arab Emirates and Saudi Arabia.

For more information on the BlackBerry Classic, please visit http://www.BlackBerry.com/Classic.

* Data taken from HTML5TEST.com from January, 2013 to July 22, 2014 and compares the latest builds for this duration for Android, Chrome, Firefox, iOS and Windows.
**Based on GSMA PRD TW.09 Battery Life Measurement Technique and a mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 27, 2015	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller